SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Accelerates Fleet Renewal and Balance Sheet Deleveraging with NG Transactions

São Paulo, December 26, 2018 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s #1 airline, announced today a further acceleration of its fleet renewal and modernization plan and the execution of sale and leaseback agreements, with Castlelake and Apollo Aviation, for 13 Boeing 737 Next Generation (NG) aircraft in the GOL fleet that will be replaced with Boeing 737 MAX-8 aircraft over the next few years.

Due to favorable market conditions for transactions with its Boeing 737 NGs, GOL has accelerated its fleet renewal and modernization plan with sale and leaseback transactions of 13 Boeing 737-800 NG aircraft that will be removed from the fleet during 2019-2021. “GOL will maintain its capacity discipline, and this transaction reinforces the flexibility of the Company’s fleet plan,” said Celso Ferrer, vice president of planning. The accelerated fleet renewal will not alter GOL’s planned capacity, as these aircraft will be returned simultaneously with the receipt of 737 MAX-8 aircraft under its order with Boeing and recent direct operating leases of 11 737 MAX-8 aircraft.  The accelerated return of NGs will allow GOL to finish 2019 and 2019 with 24 and 34 737 MAX-8s in its operating fleet, respectively.

GOL’s fleet upgauging drives operating efficiency and operating leverage. The 737 MAX will be the backbone of GOL’s fleet, increasing average seat per aircraft and bringing incremental cost per seat to very low levels.  By 2023, over 40% of the fleet with be comprised of 737 MAXs and over the next five years the transition to the MAX is expected to increase productivity by over 20% and reduce fuel consumption. Compared to GOL’s 737-800 NG aircraft, the 737 MAX-8 has decreased fuel consumption on GOL’s routes by approximately 15%.  “In addition to fuel savings, the increased range of the 737 MAX-8 allows GOL to further diversify its route network and operate international flights to the U.S. and Mexico,” added Celso.

“These monetizations of our 737-800 NGs permit GOL to accelerate reduction of balance sheet leverage and increase liquidity,” said Richard Lark, GOL’s CFO.  The sale of these 13 aircraft will reduce the Company’s net debt by approximately R$1.1 billion, comprised of a R$510 million reduction in finance lease debt and a R$580 million increase in cash liquidity.  GOL’s single B credit ratings were recently re-affirmed by the credit rating agencies S&P, Moody’s and Fitch.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Accelerates Fleet Renewal and Balance Sheet Deleveraging with NG Transactions

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 30 million passengers annually. With Brazil’s largest network, GOL offers customers more than 700 daily flights to 69 destinations in 10 countries in South America, Caribbean and the United States. GOLLOG is a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 14 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide, Headquartered in São Paulo. GOL has a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 133 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 17 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.